Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP REPORTS UNDERGROUND DIAMOND DRILLING AND TUNNELING EXPLORATION RESULTS FOR THE SECOND HALF OF 2012 AT THE TLP MINE, YING MINING DISTRICT, CHINA

VANCOUVER, British Columbia – April 15, 2013 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX:SVM) (NYSE:SVM) is pleased to report the results from its 2012 underground diamond drilling and tunneling exploration programs for the second half of 2012 at the TLP mine, Ying Mining District, Henan Province, China.

Highlights of selected intercepts in drill holes:

•

Hole ZKT0331 intercepted an interval of 1.91 metres (“m”), 1.28m true width of vein T33 grading 1,669 grams per tonne (“g/t”) silver (“Ag”), 0.82% lead (“Pb”) and 0.29% zinc (“Zn”) at the 877m elevation; and an interval of 1.11m, 0.74m true width of vein T33E grading 115 g/t Ag, 0.46% Pb and 0.03% Zn at the 771m elevation;

•	Hole ZKT1731 intercepted an interval of 1.54m, 1.19m true width of vein T33E grading 1,016 g/t Ag, 5.48% Pb and 0.80% Zn at the 922m elevation;
•

Hole ZKG0404 intercepted an interval of 3.58m, 2.57m true width of vein T16E grading 233 g/t Ag, 1.95% Pb and 0.60% Zn at the 838m elevation, including an interval of 0.90m, 0.65m true width grading 702 g/t Ag, 6.77% Pb and 1.94% Zn; and an interval of 1.67m, 1.22m true width of vein T11 grading 1,023 g/t Ag, 6.18% Pb and 0.96% Zn at the 553m elevation;

•

Hole ZKG0621 intercepted four veins: an interval of 1.07m, 1.04m true width of vein T16E grading 669 g/t Ag, 0.97% Pb and 0.12% Zn at the 838m elevation, an interval of 1.13m, 1.10m true width of vein T16E2 grading 449 g/t Ag, 3.16% Pb and 0.30% Zn at the 806m elevation, an interval of 0.81m, 0.79m true width of vein T15W1 grading 221 g/t Ag, 0.98% Pb and 0.13% Zn at the 799m elevation, and an interval of 1.09m, 1.06m true width of vein T11 grading 320 g/t Ag, 0.93% Pb and 1.03% Zn at the 729m elevation; and

•

Hole ZKG0622 intercepted three veins: an interval of 1.27m, 1.12m true width of vein T16E grading 909 g/t Ag, 5.35% Pb and 0.49% Zn at the 837m elevation, an interval of 1.59m, 1.26m true width of vein T15W1 grading 348 g/t Ag, 4.02% Pb and 0.19% Zn at the 770m elevation, and an interval of 1.52m, 1.35m true width of vein T15 grading 1,150 g/t Ag, 2.18% Pb and 0.10% Zn at the 717m elevation.

The purpose of the 11,916m underground tunneling program in 2012 was to further delineate and upgrade the previous drill-defined resource blocks within major vein structures T1, T1W, T1W1, T1W3, T2, T3, T16, T16W, T22, T33 and T34 between the 510m and the 990m elevations. Drift and crosscut tunnels have been developed at 30m to 50m intervals. A total of 5,619 chip samples were collected. Mineralized zones were exposed in drift tunnels on different levels along the major vein structures.

The 2012 underground diamond drilling program was designed to test the downdip and strike extension of the major mineralized vein structures and to explore for new vein structures. A total of 23,709m in 73 holes was completed and 3,336 core samples were collected. Assay results for 22 holes were received by the end of June 2012 and were reported by the Company on August 27, 2012 via news release.

In the second half of 2012, the Company revised its underground drilling strategy. Instead of focusing on step out drilling at depths below the current mining depth, the Company tested the lateral extensions by conducting in-fill and step-out drilling at shallow depth on the upper portions of the major production vein structures at or above the 700m elevation. As previously reported via news release on February 13, 2013, this strategy has been successful in defining additional high grade mineralization of production veins and discovered several new veins at shallow depth where mine development exits. As of March 10, 2013, assay results for 51 holes had been received. 44 of the 51 holes with new assay results intercepted single or multiple mineralized zones.

Seven new mineralized vein structures, T23, T33W3, T41, T16E1, T16E2, T15W and T15W1 were also discovered as a result of the 2012 underground tunneling and diamond drilling program. A summary of these new vein structures is as follows:

•

Vein structure T15W: T15W is located 10m to 30m parallel to the west of vein T15 and the discovery was made by underground drilling from access tunnel PD820 at the 820m elevation. The mineralized vein structure has been intercepted between the 649m and 796m elevations by 6 holes drilled between exploration lines 4 and 6.

•

Vein structure T15W1: T15W1 is located 40m to 70m parallel to the west of vein T15 and the discovery was made by underground drilling. The mineralized vein structure has been intercepted between the 696m and 808m elevations by 6 holes drilled between exploration lines 4 and 6.

•

Vein structure T16E1: T16E1 is located 50m to 70m parallel to the east of vein T16. The mineralized vein structure has been intercepted between the 765m and 828m elevations by 6 holes drilled between exploration lines 4 and 6.

•

Vein structure T16E2: T16E2 is located 80m to 90m parallel to the east of vein T16. The mineralized vein structure has been intercepted between the 735m and 814m elevations by 6 holes drilled between exploration lines 4 and 6.

•

Vein structure T23: T23 is located 120m parallel to the east of vein T33. Mineralized zones have been intersected by drifting along the vein developed on the 930m, 890m and 840m levels between exploration lines 5 and 11.

•

Vein structure T33W3: T33W3 is located 100m to 120m parallel to the west of T33, which was intersected by drifting along the vein at the 800m level. A zone of mineralization 105m in length has been defined.

•

Vein structure T41: T41 is located 30m to 40m to the west of vein T27 and was intersected by a drift tunnel developed on the 930m level. A zone of mineralization 40m in length within the vein has been defined.

Tables 1 and 2 below list the assay results of some selected mineralized zones that were exposed in tunnels and via drilling.

In 2013 Silvercorp has planned an exploration and resource development program at the TLP mine consisting of 9,790m of underground tunneling and 14,500m of underground drilling. The goals of the program are: infill drilling of previously defined resource blocks at shallower depths; exploration along strike (lateral) and up dip (shallower) of the extensions of major producing veins; and exploration for parallel vein structures in the hanging wall and footwall of known mineralized veins. Where possible, the program will take advantage of existing underground mine development to access new discoveries and will drive new tunnels as required to provide drill stations in prospective areas beyond the reach of existing mine workings.

Table 1: Selected tunneling results from the TLP Mine

		Length of		Weighted Average
Tunnel ID	Elevation	Mineralized	Vein	Horizontal	True
	(m)	Zone		Width	Width	Ag	Pb	Zn
		(m)		(m)	(m)	(g/t)	(%)	(%)
PD840-840-T1W3-7SYM	840	40	T1W3	0.52	0.48	451	1.36	0.03
PD820-798-T16W-12NYM&12SYM	798	55	T16W	0.60	0.56	216	0.71	0.39
PD730-730-T34-23NYM	730	65	T34	0.59	0.54	147	4.42	0.27
PD840-874-T14-21TJ-NYM&SYM	874	55	T14	0.60	0.55	201	1.84	0.32
PD820-820-T16-10SYM	820	60	T16	0.44	0.42	176	1.41	0.30
PD960-960-T22-0SYM	960	49	T22	0.86	0.84	211	4.95	0.12
PD930-930- I W3-5SYM&NYM	930	80	T23	0.51	0.46	184	2.03	0.22
PD890-890-T23-11SYM	890	145	T23	0.75	0.68	264	5.04	0.11
PD840-840-T23-7NYM	840	64	T23	0.69	0.62	214	4.80	0.22
PD930-930-T33-13SYM	930	245	T33	0.79	0.73	338	1.80	0.28
PD930-930-T33Branch-11SYM&NYM	930	189	T33	0.91	0.84	567	0.67	0.15
PD800-800-T33W3-19SYM&NYM	800	105	T33W3	0.43	0.41	295	2.67	0.56
PD820-691-T16-6SYM	691	65	T16	0.64	0.61	253	3.40	0.13

Table 2: Selected drilling results from the TLP Mine

					True
Hole ID	From	To	Elevation	Interval	Width	Ag	Pb	Zn	Mineralized
	(m)	(m)	(m)	(m)	(m)	(g/t)	(%)	(%)	Vein
ZKG0805	226.42	227.07	759	0.65	0.62	178	0.64	0.14	T16E
	277.68	278.1	741	0.42	0.40	192	1.00	0.13	T15-Branch
	289.78	290.21	737	0.43	0.41	1,544	1.48	0.66	T15
ZKT0232	79.63	84.29	841	4.66	3.92	187	3.03	0.28	T1W1
ZKT0054	329.44	330.58	691	1.14	0.95	149	0.32	0.18	T17W
	437.47	438.69	602	1.22	0.56	440	3.61	0.20	T17
ZKG1004	180.01	181.17	698	1.16	0.78	679	3.16	0.70	T16W
	223.44	224.01	665	0.57	0.47	4,534	4.07	0.26	T16
	433.51	433.75	508	0.24	0.22	258	0.14	0.04	T11E
ZKT0003	366.78	367.61	473	0.83	0.58	1,052	1.05	0.02	T3
ZKG0401	1.13	1.58	838	0.45	0.39	967	4.61	0.26	T16E
	29.01	29.52	828	0.51	0.44	235	5.90	0.13	T16E1
	72.61	73.86	812	1.25	1.07	233	4.80	0.12	T15W1-Branch
	85.58	85.95	808	0.37	0.32	42	13.87	0.46	T15W1
	117.41	118.37	796	0.96	0.82	211	3.80	0.46	T15W
ZKT0331	19.93	21.84	877	1.91	1.28	1,669	0.82	0.29	T33

					True
Hole ID	From	To	Elevation	Interval	Width	Ag	Pb	Zn	Mineralized
	(m)	(m)	(m)	(m)	(m)	(g/t)	(%)	(%)	Vein
	174.05	175.16	771	1.11	0.74	115	0.46	0.03	T33E
ZKG1005	175.15	177.72	678	2.57	0.73	120	1.25	0.20	T17
	230.18	232.14	630	1.96	1.31	176	1.20	0.20	T16W
	469.02	469.78	418	0.76	0.58	158	11.25	4.85	T11E
ZKG1801	140.97	141.91	747	0.94	0.81	284	0.45	0.36
ZKG0402	0.68	1.71	838	1.03	0.90	411	0.66	0.08	T16E
	92.24	92.91	779	0.67	0.59	101	3.57	0.42	T15W1
	156.78	157.32	738	0.54	0.46	264	4.79	0.06	T15
ZKT0332	381.92	382.72	794	0.80	0.51	398	1.19	0.12	T1W1
ZKT1001	134.054	134.744	722	0.69	0.65	584	1.51	2.18	T1W1
ZKG0403	2.6	3.79	836	1.19	0.96	180	2.76	0.20	T16E
	52.75	54.01	794	1.26	1.02	17	3.25	0.32	T16E1
	76.28	78.54	774	2.26	1.83	195	3.96	0.25	T16E2
	107.1	107.86	748	0.76	0.61	150	1.84	0.34	T15W1
	131.04	131.64	727	0.60	0.49	132	1.16	0.02	T15W1-Branch
	159.9	162.04	703	2.14	1.73	121	1.12	0.08	T15W
	218.47	219.45	654	0.98	0.75	15	3.16	0.07	T15E
	283.16	284.53	599	1.37	1.05	126	1.15	0.36	T11
ZKG1803	304.27	304.84	539	0.57	0.34	231	0.31	0.18	T11
ZKG1601	246.52	247.26	741	0.74	0.53	230	2.29	0.81	T11E
ZKT1731	109.29	109.79	939	0.50	0.38	285	0.51	0.07	T1W
	169.86	171.4	922	1.54	1.19	1,016	5.48	0.80	T33E
ZKG0404	0.9	4.48	838	3.58	2.57	233	1.95	0.60	T16E
Including	0.9	1.8	838	0.90	0.65	702	6.77	1.94
	220.53	221.07	632	0.54	0.39	119	1.33	0.06	T15
	304.94	306.61	553	1.67	1.22	1,023	6.18	0.96	T11
Including	304.94	305.9	553	0.96	0.70	1,761	9.45	4.30
ZKT3904	247.98	249.97	518	1.99	1.97	100	4.07	0.27	T3
ZKT1523	88.78	89.47	989	0.69	0.61	217	0.87	0.07	T1W
ZKG1602	175.63	176.96	711	1.33	0.93	352	0.57	0.13	T11
	258.32	260.5	653	2.18	1.53	274	1.04	0.40	T11E
ZKG0621	1.38	2.45	838	1.07	1.04	669	0.97	0.12	T16E
Including	1.38	1.75	838	0.37	0.36	1,302	2.61	0.33
	61.79	62.92	806	1.13	1.10	449	3.16	0.30	T16E2
	75.08	75.89	799	0.81	0.79	221	0.98	0.13	T15W1
	88.82	89.53	791	0.71	0.69	108	0.42	1.12	T15W1-Branch
	207.61	208.7	729	1.09	1.06	320	0.93	1.03	T11
ZKG2021	148.78	150.11	768	1.33	1.30	127	1.40	0.21	T11
ZKT1732	202.53	203.67	951	1.14	0.99	323	0.30	0.35	T33-Branch
	255.25	256.06	947	0.81	0.70	112	0.23	0.13	T33W
ZKG0622	2.29	3.56	837	1.27	1.12	909	5.35	0.49	T16E
Including	2.29	3.04	837	0.75	0.65	1,543	9.10	0.83
	84.27	85.86	770	1.59	1.26	348	4.02	0.19	T15W1
	149.92	151.44	717	1.52	1.35	1,150	2.18	0.10	T15
ZKT0521	211.94	213.04	851	1.10	0.94	158	3.05	0.21	T14
	335.52	336.56	807	1.04	0.89	117	0.43	0.11	T17
ZKG0623	129.31	131.26	718	1.95	0.74	56	4.66	0.14	T15W1

					True
Hole ID	From	To	Elevation	Interval	Width	Ag	Pb	Zn	Mineralized
	(m)	(m)	(m)	(m)	(m)	(g/t)	(%)	(%)	Vein
	214.39	216.75	639	2.36	1.20	115	0.57	0.07	T15
ZKG0221	66.94	68.25	810	1.31	0.99	31	0.95	0.08	T16E1
	149.21	154.85		5.64	4.27	146	0.98	0.22	T15W
ZKT4307	150.09	152.04	488	1.95	1.58	145	0.41	0.11	T1W
ZKG1603	318.34	319.95	546	1.61	0.98	113	0.13	0.14	T11E
ZKG0806	71.92	73.56	798	1.64	1.23	285	1.29	0.23	T17
	178.73	179.69	743	0.96	0.78	37	0.56	0.08	T16
	363.55	367.36	650	3.81	3.31	194	4.09	0.78	T11

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contact or shear/alteration contact, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checking, and the other half of the core samples are shipped in security sealed bags to the Chengde Huakan 514 Geology and Minerals Testing and Research Institute, an ISO9000 certified analytical lab in Chengde, China, 226 km northeast of Beijing. For analysis the sample is dried and crushed to minus 1mm and then split to a 200-300g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with AAS, and the other is digested with two-acids for analysis of silver, lead, zinc and copper.

Chip samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5m along strike. Both the mineralized vein and the altered wall rocks are cut with continuous chisel chipping. Sample length ranges from 0.2m to more than 1m, depending on the width of the mineralized vein and the mineralization type.

A routine quality assurance/quality control procedure is adopted at each lab to monitor the analytical quality at the lab. Certified reference materials (CRM), pulp duplicates and blanks are inserted into each lab batch of samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive quality assurance and quality control program to ensure best practice in sample preparation and analysis of the drill core samples. Project geologists regularly insert CRM, field duplicates and blanks to each batch of core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending about 3% of the pulp samples to higher level labs to check for lab bias.

Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Rujin Jiang, P. Geo., is the Qualified Person on the project as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China which has paid a cash dividend since 2007. The Company is currently developing the GC project in southern China which it expects will become its next operating mine in 2013. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed small-scale projects with resource potential and self-fund the growth of those assets. For more information, please visit our website at www.silvercorp.ca.

For further information

Jonathan Hackshaw
Director, Investor Relations

Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2012 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.